UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K are the financial results and updated dividend information of Ship Finance International Limited (the “Company”) for the first quarter of 2008.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, (Registration No. 333-150125), filed with the Commission on April 7, 2008.

Dividends and Results for the Quarter ended March 31, 2008

The Board of Directors has declared an increased cash dividend in respect of the first quarter of $0.56 per share. The dividend will be paid on or about June 30, 2008 to shareholders of record as of June 17, 2008. The ex-dividend date will be June 13, 2008.

The Company reported total operating revenues of $121.9 million, or $1.68 per share, in the first quarter. Net operating income for the quarter was $94.7 million, or $1.30 per share, and net income was $ 59.8 million, or $0.82 per share.

The profit share accumulated in the first quarter was $33.7 million, or $0.46 per share, up from $16.1 million, or $0.22 per share, in the fourth quarter. The substantial profit share accumulated in the quarter was due to a very strong spot charter market for crude oil tankers, and the market has remained firm so far in the second quarter.

There was a $2.2 million, or $0.03 per share, non-cash negative adjustment in mark-to-market of swaps in the first quarter, compared to a $5.5 million, or $0.08 per share, loss in the previous quarter.

The Company’s fixed-rate charter hire was $136.3 million, or $1.87 per share, in the first quarter. Net of operating expenses and general and administrative expenses in the first quarter, the contribution from the fixed-rate charters was $108.3 million, or $1.49 per share. These numbers are excluding the profit share contribution.

As the majority of the Company’s assets are accounted for as finance leases, a significant portion of the charter hire is not included in the total operating revenues in the Company’s Income Statement. These amounts are classified as ‘repayment of investment in finance leases’, and are included in the Statement of Cashflows. For the first quarter, this amounted to $48.1 million or $0.66 per share.

Liquidity and Capital Expenditure

Net cash provided by operating activities in the first quarter was $84.1 million, net cash used in investing activities was $14.9 million and net cash used in financing activities was $46.7 million.

As of March 31, 2008, the Company had $215.4 million in available funds, comprised of $100.7 million in free cash and cash equivalents and $114.7 million in available credit lines. The Company also owns vessels without any associated debt, and these vessels may be pledged as security for new borrowings to fund the equity portion in new projects.

As of March 31, 2008, the Company’s capital commitments relating to newbuildings and acquisitions were estimated as follows:

Period:	2008 (Q2-Q4)	2009	2010	Total

Gross investment	$233m	$326m	$98m	$657m

The above amounts are net of any seller’s credits, and exclude the recently announced drillship acquisition. In several of the projects, the equity from the Company has been paid in already, and a significant portion of the remaining capital commitments will be funded by bank financing.

Business Update

As of March 31, 2008 and including recently announced transactions, the gross fixed-rate charter backlog is in excess of $6.6 billion, with average remaining charter term of 10.2 years, or 13.5 years if weighted by charter revenue. Some of our charters have purchase options which, if exercised, will reduce the fixed charter backlog and average remaining charter term.

As of March 31, 2008, 32 of our crude oil tankers and 8 of our oil/bulk/ore (“OBO”) vessels operate on long term contracts to subsidiaries of Frontline Ltd. (“Frontline”). In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent (“TCE”) earnings for these vessels in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the Company’s inception in 2003, and the profit share accumulated in the first quarter was $33.7 million.

The average daily TCEs earned by Frontline in the first quarter in the spot and time charter market from the Company’s VLCCs, Suezmax tankers and OBOs were approximately $82,100, $58,700 and $43,200, respectively. The corresponding average daily TCEs in the fourth quarter of 2007 were approximately $48,000, $35,400 and $42,400, respectively.

In January 2008, the Company took delivery of two additional offshore supply vessels from Deep Sea in combination with 12-year bareboat charters back to Deep Sea. As part of the agreement Deep Sea repurchased one of the vessels previously acquired by Ship Finance, and after this transaction, we have a total of 6 vessels on long-term charters to Deep Sea.

In January 2008, the double-sided Suezmax tanker Front Maple was delivered to its new owner. Front Maple was sold together with Front Birch in December 2007 for total net sales proceeds of $80.0 million. The book profit on the sale of Front Maple was $6.4 million and recognized in the first quarter.

In January 2008, the Company announced new 12-year charters for the two 1,700 TEU container vessels Sea Alfa and Sea Beta. The vessels will be chartered on time charter basis for the first year, and thereafter the charters will switch to a bareboat basis, where the charterer will pay for all vessel operating costs, including crewing, maintenance and dry-docking. The accumulated net charter revenues from the new charters will be approximately $117.4 million, and the charterer has been granted fixed price purchase options after 8, 10 and 12 years, respectively.

In March 2008, the Company agreed to acquire two 17,000 dwt chemical tanker newbuildings from Bryggen based on a total purchase price of $60 million. The first vessel, Maria Victoria V, was delivered on April 17, 2008, and the second vessel is expected to be delivered in August 2008. Both vessels will be employed on 10-year bareboat charters to Bryggen, with sub-charters to Sinochem. Net cash contribution per year for the two vessels, after estimated interest expense and debt repayment, is estimated at approximately $1.4 million.

In March 2008, the Company agreed to sell the single-hull VLCC Front Sabang to a subsidiary of Taiwan Maritime Transportation Co. Ltd. (“TMT”) in the form of a hire-purchase agreement. The vessel was delivered to TMT in mid-April 2008 and commenced a 3.5-year bareboat charter with a $3.9 million purchase obligation at the end of the charter. TMT made an upfront payment of $22 million and the bareboat charter rate is $29,900 per day. In addition, TMT will have quarterly purchase options during the charter, starting at $34.2 million, and reducing gradually over the term of the charter. During the term of the new charter, Ship Finance will receive on average more than $22,000 per day, net of operating expenses, over and above the base rate in the previous charter agreement with Frontline. Ship Finance has agreed to pay a compensation payment of approximately $24.6 million to Frontline for the termination of the previous charter.

In May 2008, the Company agreed to acquire the newbuilding ultra-deepwater drillship West Polaris, from a subsidiary of Seadrill. The total acquisition cost will be approximately $850 million and the drillship is expected to be delivered in late June 2008 from Samsung Heavy Industries in South Korea. The drillship will be chartered back to Seadrill for 15 years on a bareboat basis, and will initially be employed on a four year contract to Esso Exploration Inc., a subsidiary of Exxon Mobil Corporation.

The aggregate charter payments from Seadrill over the first 51 months will be approximately $491 million (including $10 million in the first three-month mobilization period). For the remaining lease period, the aggregate lease payments will be approximately $631 million. Seadrill has been granted several fixed price purchase options, with the first option exercisable after 51 months at $548 million and with the final option exercisable after 15 years at $177.5 million. The average annual net cash contribution the first five years, after estimated interest expense and debt repayment, is expected to be approximately $23 million, or $0.32 per share.

Corporate and Other Matters

At the end of the first quarter 2008, $449 million of the 8.5% Senior Notes due 2013 were outstanding. Of this, $139 million were subject to Bond Swap Agreements at quarter end. As a result, the financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to approximately LIBOR plus 1% per annum.

In October 2007, the Company’s Board of Directors announced a share repurchase program. To preserve the Company’s capacity for new asset acquisitions, the Company has initially used Total Return Swaps (“TRS”) to effectively achieve the economic effect of repurchasing shares. The shares are technically owned by the banks who provide the TRS agreements, and no shares have been cancelled. As of March 31, 2008, the Company’s TRS agreements related to approximately 692,000 shares. The average cost basis for the shares is $25.66 per share plus accrued interest.

In April 2008, the Company filed a Dividend Reinvestment Plan and a Direct Stock Purchase Plan to facilitate the purchase of Shares by individual shareholders who wish to invest in shares in the Company on a regular basis. Mellon Bank N.A. is the Plan Administrator.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

SHIP FINANCE INTERNATIONAL LIMITED

FIRST QUARTER 2008 REPORT (UNAUDITED)

	Three months ended		Twelve months ended
INCOME STATEMENT(1)	March 31,	March 31,	December 31,
(in thousands of $ except per share data)	2008	2007	2007 (audited)

Charter revenues - operating lease	18,293	11,501	55,680
Charter revenues - finance lease	117,989	109,907	461,943
- less revenues classified as Repayment of investment in finance leases(2)	(48,075)	(36,314)	(173,193)
Profit share income	33,670	0	52,527
Other operating income	9	1,447	1,835
Total operating revenues(2)	121,886	86,541	398,792
Gain / -loss on sale of assets	6,791	30,764	41,669

Voyage expenses	167	373	921
Ship operating expenses	25,151	28,959	106,240
Administrative expenses	2,697	2,017	7,783
Depreciation	5,999	2,998	20,636
Total operating expenses	34,014	34,347	135,580

Operating income	94,663	82,958	304,881

Interest income	827	1,436	6,781
Interest expense	(33,470)	(32,062)	(130,401)
Results in associate	228	235	923
Other financial items	(250)	(753)	(1,902)
Mark to Market of Derivatives	(2,178)	3,541	(12,557)
Foreign currency exchange gain / -loss	(10)	(74)	(17)
Taxes	0	-	-
Net income	59,810	55,281	167,708

Basic earnings per share ($)	$0.82	$0.76	$2.31

Weighted average number of shares	72,743,737	72,743,737	72,743,737
Common shares outstanding	72,743,737	72,743,737	72,743,737

(1)	Operating revenues excludes a 100% owned subsidiary accounted for as ‘investments in associates’
(2)
For all vessels on finance lease, the fixed charter payments are split in three elements; ‘Interest income’, ‘Repayment of investment in finance leases’ and ‘Service income’. The ‘Interest income’ and the ‘Service income’ are included in the Company’s Total Operating revenues. ‘Repayment of investment in finance leases’ is not included in the Total operating revenues in the Income Statement, and appears in the Statement of Cashflows and in the Balance Sheet as a reduction of the balance “Investment in finance leases”

SHIP FINANCE INTERNATIONAL LIMITED

FIRST QUARTER 2008 REPORT (UNAUDITED)

BALANCE SHEET	March 31,	March 31,	December 31,
(in thousands of $)	2008	2007	2007 (audited)
ASSETS
Short term
Cash and cash equivalents	100,734	146,435	78,255
Restricted cash	35,551	13,482	26,983
Amount due from related parties	29,224	13,544	42,014
Other current assets	189,810	146,604	186,343
Long term
Newbuildings and vessel purchase options	47,163	126,115	46,259
Vessels and equipment, net	548,656	292,643	583,244
Investment in finance leases	2,024,529	1,841,930	1,963,470
Investment in associate	4,758	3,839	4,530
Deferred charges	16,477	17,484	16,922
Other long-term assets	2,008	23,845	2,008
Total assets	2,998,910	2,625,921	2,950,028
LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	171,181	170,124	179,428
Other current liabilities	88,888	25,778	42,804
Amount due to related parties	6,350	42,619	5,693
Long term
Long term interest bearing debt	2,092,916	1,749,913	2,090,566
Other long term liabilities	35,857	8,235	17,060
Stockholders’ equity (1)	603,718	629,252	614,477
Total liabilities and stockholders’ equity	2,998,910	2,625,921	2,950,028

(1)
As of March 31, 2007 Stockholders’ equity excludes $223.5 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to Stockholders’ equity in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED

FIRST QUARTER 2008 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	Three months ended		Twelve months ended
	March 31 2008	March 31 2007	Dec. 31, 2007 (audited)
OPERATING ACTIVITIES
Net income	59,810	55,281	167,708
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,161	2,900	23,554
Adjustment of financial derivatives to market value	1,847	(3,618)	12,557
Gain on sale of assets	(6,791)	(30,764)	(41,669)
Result in associate	(228)	(235)	(923)
Stock based compensation	393	152	785
Other	(34,063)	(87)	(51,278)
Change in operating assets and liabilities	56,924	88,486	91,684
Net cash provided by operating activities	84,053	112,115	202,418

INVESTING ACTIVITIES

Repayment of investments in finance leases	48,075	36,314	173,193
Net placement of restricted cash	(8,568)	(545)	(14,046)
Proceeds from sale of vessel/new buildings	49,852	141,855	152,659
Acquisition of subsidiaries, net of cash acquired	-	879	-
Net investment in newbuildings	(251)	7,658	(47,383)
Purchase of vessels	(104,000)	(182,864)	(644,287)
Investment in associate companies	-	94	92
Purchase of short term investment	-	3,000	3,000
Other investments	-	-	(2,008)
Net cash (used in) provided by investing activities	(14,892)	6,391	(378,780)

FINANCING ACTIVITIES
Repurchase of shares	-	-	-
Proceeds from long-term debt	77,000	127,188	620,225
Expenses paid in connection with securing finance	(777)	(539)	(3,432)
Repayment of long-term debt	(82,897)	(122,349)	(265,430)
Cash dividends paid	(40,008)	(39,282)	(159,335)
Deemed dividends paid	-	(1,658)	(1,979)
Net cash provided by (used in) financing activities	(46,682)	(36,640)	190,049

Net (decrease) increase in cash and cash equivalents	22,479	81,866	13,687
Cash and cash equivalents at start of period	78,256	64,569	64,569
Cash and cash equivalents at end of period	100,735	146,435	78,256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

(registrant)

Dated: May 23, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS